UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2024.

Commission File Number: 001-37723

Enel Chile S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]   Form 40-F  [   ]

MATERIAL FACT

Enel Chile S.A.

Santiago, April 29, 2024

Gen. Mgmt. No.011/2024

Mrs.

Solange Berstein

Chair

Financial Market Commission

1449 Libertador Bernardo O’Higgins Ave.

Santiago, Chile

Ref.: MATERIAL FACT

Dear Madam,

In accordance with the provisions of Articles No. 9 and 10, second paragraph, of Law No. 18,045 and the provisions of General Rule No. 30 of the Financial Market Commission (“CMF”), duly authorized on behalf of Enel Chile S.A. (the “Company”), I hereby inform you of the following material fact:

The Ordinary Shareholders’ Meeting of Enel Chile S.A., in its session held today, agreed to distribute a final dividend (from which the interim dividend paid in January 2024 must be deducted), amounting to Ch$316,727,887,639, equivalent to 50% of the net income of 2023. Since the aforementioned interim dividend has already been paid, the remainder of the final dividend will be distributed and paid for a total amount of Ch$275.379.148.009 equivalent to Ch$3.981391572477360 per share. The payment will be made on May 29, 2024.

As set forth by the Financial Market Commission in Circular Letter No 660/1986, the form related to the above-mentioned Final Dividend is enclosed herewith.

Sincerely yours,

Giuseppe Turchiarelli

Chief Executive Officer

Enel Chile S.A

c.c.: Banco Central de Chile (Central Bank of Chile)

Bolsa de Comercio de Santiago (Santiago Stock Exchange)

Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

Banco Santander - Representantes Tenedores de Bonos (Bondholders Representative)

Depósito Central de Valores (Central Securities Depositary)

Comisión Clasificadora de Riesgos (Risk Rating Commission)

FINANCIAL MARKET COMMISSION

CHILE

INTERNAL USE: CMF FILING DESK

FORM No. 1

DISTRIBUTION OF DIVIDENDS

0.01 Original information: YES 0.02 Dispatch date: 04/29/2024 MM DD YY)

1. IDENTIFICATION OF THE COMPANY AND MOVEMENT

Dispatch date

1.01 Tax ID. : 76.536.353-5. 1.02 Original : 04/29/2024 (MM DD YY)

1.03 Name of the Company: ENEL CHILE S.A.

1.04 Securities Register No.: 1139 1.05 Affected series: SINGLE

1.06 Trading Code: ENELCHILE 1.07 Identification of movement: 16

2. RESOLUTION AND AMOUNT OF DIVIDEND

2.01 Date of resolution : 04/29/2024 (MM DD YY)

2.02 Adoption of Resolution : 1 (1:General Annual Shareholders’ Meeting / 2:Special Shareholders’ Meeting /3:Board of Directors’ Meeting)

2.03 Amount of dividend: CLP $275,379,148,009. 2.04 Type of currency: CLP

3. SHARES AND SHAREHOLDERS OF RECORD

3.01 Number of shares: 69,166,557,219 3.02 Cutoff date: 05/23/2024 (MM DD YY)

4. NATURE OF DIVIDEND

4.01 Type of dividend : 2 (1:Interim / 2:Final mandatory minimum / 3 Final additional or potential)

4.02 Close of Year : 12/31/2023 (MM DD YY)

4.03 Form of payment : 1 (1:In cash / 2:Optional, in cash or treasury shares / 3:Optional in cash or shares of other companies / 4: Other)

5. PAYMENT OF DIVIDEND IN CASH (in cash or optional in cash or shares)

5.01 Payment in cash: CLP $3.98139 /share 5.02 Type of currency: CLP 5.03 Date of payment : 05/29/2024 (MM DD YY)

(CONTINUES IN BACK)

6. DIVIDEND DISTRIBUTION, SHARE OPTION

6.01 Start date : / / (DD MM YY)

6.02 Option ending date : / / (DD MM YY)

6.03 Certificate delivery date : / / (DD MM YY)

6.04 Series to be opted for : (only if option chosen is treasury shares)

6.05 Post-movement shares: (only if option chosen is treasury shares)

6.06 TIN of issuer company : (only if option chosen is shares held by the company)

6.07 Trading code : .

6.08 Shares factor : shares to be received per entitled share

6.09 Price of share : /shares. 6.10 Type of currency : $ .

7. COMMENTS

Tax Effects: The Tax Credit that this dividend may have will be communicated to shareholders in a timely manner.

Allocation of Dividend: This dividend will be charged against the profits of fiscal year 2023.

Time and Place of Payment: For shareholders who have granted the corresponding authorization, the dividend will be deposited in the checking or savings bank account of the holder of the shares. Shareholders who withdraw their demand draft directly must do so on bank business days starting on May 29, 2024 at any branch of the bank informed by DCV Registros S.A., in its capacity as Manager of the Shareholders’ Registry of Enel Chile S.A. and which will be informed in the notice published on the payment of dividends. This last modality will also be used for all those shareholders who have not expressly requested any payment modality, and for all those whose bank accounts have been objected in a verification process. If checks or bank drafts are not withdrawn, they shall remain under the custody of DCV Registros S.A., in its capacity as administrator of the Shareholders' Registry of Enel Chile S.A., until they are collected or requested by the shareholders.

Services and attention to Shareholders in all matters related to the payment of dividends will be provided exclusively at the offices of DCV Registros S.A., located at Avenida Los Conquistadores 1730, 24th floor, Providencia, from Monday to Friday, from 09:00 to 14:00 hours.

Gazette and Publication Date: The dividend announcement shall be published in the gazette El Mercurio de Santiago, on May 7, 2024.

Type of Entity: Publicly traded company.

Dividend per share: In accordance with the provisions of Circular No. 660 of 1986 of the Financial Market Commission, in number 5.01 of this Form, the amount in pesos to be paid per share has been indicated as a number consisting of five decimal places, the fifth decimal place being the nearest whole number. Notwithstanding the foregoing, for purposes of the accuracy of the calculation of the dividend per share, the exact amount to be paid per share is the sum of CLP $3.981391572477360.

Declaration: “The information contained in this form is an accurate expression of the truth, for which I assume the corresponding legal responsibility”.

SIGNATURE OF LEGAL REPRESENTATIVE: __________________________

NAME OF LEGAL REPRESENTATIVE: GIUSEPPE TURCHIARELLI, CHIEF EXECUTIVE OFFICER

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Chile S.A.

By: /s/ Giuseppe Turchiarelli
--------------------------------------------------

Title: Chief Executive Officer

Date: April 29, 2024